2024 REPORT

Slabmags


SLABMAGS
SLABMAGS
SLABMAGS
SLABMAGS
SLABMAGS
SLABMAGS

LETTER

Dear investors,

We're off to a strong start this year! While we've experienced the usual growing pains that come with building a startup, things are moving in a truly exciting direction. Momentum is picking up, our brand is gaining real traction, and our team is more enthusiastic than ever about the opportunities ahead. Thank you for being such an important part of this journey — we genuinely appreciate your continued belief and support.

We need your help!

We've been providing our investors with regular monthly updates on the growth and progress of Slabmags, and we're excited about the momentum we're building. As we continue to scale, one of the most impactful ways our investors can support us is by spreading the word — sharing their enthusiasm for our brand and telling friends, colleagues, and communities about the quality and innovation behind our

friends, colleagues, and communities about the quality and innovation behind our UV-protective cases. Every personal recommendation not only strengthens awareness but also helps us build a trusted reputation in a competitive market. Your belief in us fuels our ambition, and your continued advocacy is invaluable to our success.

Sincerely,

Albert Young

Partner

How did we do this year?

REPORT CARD



A-

☺ The Good

- Customer awareness regarding graded card protection is growing.
- Overall brand and customer growth
- Consistent month of month growth

☹ The Bad

- Current tariff challenges.

Delivering true quality takes more time, research, and cost than ever — but we're committed to doing it right, not easy.

New product launches have been delayed due to constant changes in production costs.

2024 At a Glance

January 1 to December 31



$1,103,600 +131%

Revenue



-$8,352 [154%]

Net Loss



$22,202 +417%

Short Term Debt



$177,520

Raised in 2024



$115,000

Cash on Hand
As of 04/28/25

INCOME   BALANCE   NARRATIVE


Revenues
Profit
$476,839
$15,597
$1,103,600
-$8,352
2023
2024

Net Margin: -1% Gross Margin: 26% Return on Assets: -3% Earnings per Share: $0.00

Revenue per Employee: $551,800 Cash to Assets: 79% Revenue to Receivables: 1,816 Debt Ratio: 7%

Slabswork_LLC_-_2023_Report.pdf

Slabswork_LLC_GAAP_Final.pdf

We ❤ Our 114 Investors

Thank You For Believing In Us

Steve Olson
David Ross Boswell III
Daniel Ramos Almodovar
John Hoang
Karol Dembowski
Carlos Gallina
Justin Clutter
Matt Pham
Sameer Nubani
Suresh Goel
Max Life
Nicholas Hennen
James Summers
David Brandt
Andrew Garzon
Anthony Dupéré
Sean McLaughlin
Brian Froelich
James Walk
Ashley Henley
Roderick Herron
Liling Tan
Randy S San
Aaron Chen
Lawrence Ott
Robert Lee
Douglas Qasawadish
Lance Bradley
Brent James Knapp
Keshia Stansbury
Shelton Yuen
Justin Lu
Matt Hughes
Gabe Seyboth
Nick Chan
Shea McClellin
Ash Kumra
Sam Hutton
Sheetal Bhalerao
James I Daniels
Greg Guidone
Kevin Madara
Lee Wong
Joe Dexter
Collector's Club
Mondray Gee
Sean Winner
Shan Henrich Sanchez
XAOS Finance
Glenn Petriello
Mark Zeman
Troy Sowers
Brandon Emerick
Pedro Santos

Fuji San Card Shop	Bj Millard	Stephanie Garcia	Binh Nguyen	Christopher Edwards	Dustin Cooley
Krista Keshishian	Junheng Zhang	Rock Island Cards	Li Sun	Washington Sarmiento	Joe Hud
Handy Irawan	Dylan Cain	Marci Price	Grant Vennel	Egbert Price	Joey Thomas
Geoffrey G Kirwan	Dylan Domagas	Darren Hanifl	Geram Raymond Lee	Deshon Brown	Ca Haus Properties LLC
Michael Pietrykowski	Juliet Chung	Lawrence Ott	Faraz Athar	Psa Papii	Steven Shih
Louis Csontos	Andrew Sanchez	Tim Pham	Cory Hanson	Lanie James	Steven Leong
Jonas Tarnowsky	Cesar Cornejo Cervantes	Jason Blum	Steven Lichtman	Nick V	Duke Garlin
Cody Goodwin	Changz Collectionz LLC	Kristopher Jordan	Cesar Valdez	Jeffrey Van Deurzen	Delivery God
Edward Sean Devlin	Shifa AlZarouni	Brian Meskill	Adam Callow	Julian Anjorin	Culture Cafe

Thank You!

From the Slabmags Team



Albert Young

Partner

A driven entrepreneur with over 15 years of operations, sales, and management experience, Albert brings a wealth of expertise to revolutionize the sports card industry. He merges a lifelong passion wi…



Cory Hanson

Partner

A seasoned business development professional, educator, and avid Barry Sanders collector, Cory combines his educational background to help introduce the hobby to new collectors, fostering a…



Tim Juang



Kevin Tsai

Partner

With two decades of expertise in overseas sourcing, manufacturing, and logistics, Tim, a seasoned business owner and investor, channels his experience to shape new products tailored specifically for The…

Partner

With over 15+ years of ecommerce expertise, Kevin brings a wealth of knowledge in online sales to the team. His objective is to enhance the hobby by introducing groundbreaking, innovative…

Details

The Board of Directors

Director	Occupation	Joined
Albert Young	Co-Founder @ Slabmags	2021

Officers

Officer	Title	Joined
Tim Juang	CEO	2021
Albert Young	President	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Tim Juang	Shares	37.1%
Albert Young	Shares	28.4%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2022	$92,000		Section 4(a)(2)
03/2024	$177,520		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Membership Units			No

Warrants: 0
Options: 0

Form C Risks:

Variability in Cost of Goods Sold (COGS) and Tariffs Fluctuations in COGS due to tariffs, inflation, and supply chain pressures remain a risk for our business — as they are for the entire industry. However, we are better positioned than many competitors to weather these challenges. With strong inventory levels and clear cost visibility through the end of the year, we expect minimal disruption in the near term. Many less-prepared players may struggle to absorb these cost increases or continue competing in this category, which could ultimately filter out weaker competition and strengthen our position in the market.

Competitive Pressures, Customer Focus, and Market Differentiation While the collectible cards market continues to grow rapidly, and we have successfully increased our market share over the past year, our future success remains dependent on our ability to distinguish ourselves from both existing and emerging competitors, expand our customer base, and adapt to evolving consumer trends. With greater visibility and growth comes intensified competition within our product category, where we previously enjoyed a relatively uncontested space. To maintain our leadership position, we recognize the importance of continuing to put customers first — by delivering products that meet their needs, exceed their expectations, and clearly differentiate us from new entrants. We believe that our commitment to innovation, thoughtful product development, a premium brand experience, and ongoing investments in research, development, and supply chain improvements will allow us to stay ahead of the market. However, failure to continue prioritizing our customers, adapt to market shifts, or outpace competitive offerings could negatively impact our brand strength, growth trajectory, and long-term profitability.

Lack of Intellectual Property Protection While we recognize that the market will always present risks related to copycats and intellectual property (IP) infringement, we have developed and implemented a comprehensive strategy to protect our innovations. Although we may not possess absolute IP protection for all of our products, technologies, or brand elements, we have taken proactive measures to strengthen our position — including timely filings, strategic releases, and brand enforcement efforts. Based on our past experience, we have learned that copycat products can sometimes accelerate overall market education, which can benefit original innovators like us. Our strategy focuses on isolating, slowing down, and minimizing the impact of imitators in order to maximize the commercial life cycle of our products. By executing controlled product launches, securing key IP rights, and building strong brand loyalty, we aim to maintain our competitive edge even as imitators eventually enter the marketplace. Despite these efforts, the risk remains that competitors could infringe on our IP, which could dilute our market share and impact our growth. However, with a well-laid-out plan in place, we believe we are positioned to protect, defend, and capitalize on our innovations effectively.

Operational Risks and AI Adoption for Scalable Growth As we continue to grow, operational challenges remain — including scaling production, maintaining high-quality standards, and meeting demand in a timely manner. A key operational focus this year is integrating modern AI tools to streamline workflows, improve decision-making, and scale efficiently without relying solely on increased headcount. While the implementation of these tools requires scale efficiently without relying solely on increased headcount. While the implementation of these tools require time, training, and adaptation — which poses short-term execution risks — we believe early adoption will position us for long-term operational leverage. This approach also reduces the risk of poor hiring decisions and helps us build a leaner, smarter organization. Although there is uncertainty in how quickly these tools will produce results, our willingness to embrace them early gives us a potential competitive advantage in an increasingly automated business landscape.

Supply Chain and Manufacturing Risk We rely on third-party vendors in Asia — specifically China — to prototype and manufacture our products. While we currently have sufficient inventory and stable production relationships to support our needs through the remainder of the year, rising tariffs on Chinese imports and potential geopolitical disruptions present a longer-term risk to our supply chain and margins. To mitigate this, we are actively diversifying our manufacturing footprint. Leveraging international relationships established by one of our founders, we are pursuing new partnerships in other countries to reduce reliance on China. In parallel, we are also developing strategies to work with U.S.-based manufacturing partners on select product lines, creating new revenue opportunities that are not exposed to tariff-related pressures. While the transition to new partners takes time, we believe this strategy will enhance our long-term resilience and position us to operate more flexibly and competitively in a shifting global trade environment.

Founder Commitment, Compensation, and Retention Risk Our company's growth to date has been made possible by the dedication of our founders and core team, who have contributed significant sweat equity while working at discounted rates or without salary. This lean approach has helped us preserve runway, maintain profitability, and build momentum with minimal overhead.As we scale, we anticipate normalizing compensation across the team — a necessary step toward becoming a mature, self-sustaining business. While this will increase payroll expenses and may affect margins in the short term, we believe it is critical for long-term operational health and talent retention. Like many early-stage companies, we face the risk that the loss of a founder or key team member could adversely affect the business. However, we have taken proactive steps to minimize this risk by aligning incentives through meaningful equity ownership and a long-term compensation structure. We believe this foundation strengthens team commitment, reduces the risk of founder turnover, and positions us to retain the leadership needed to grow and succeed over time.

Technology Risks As our brand continues to grow and establish itself as a leading player in the industry, we recognize the importance of not being perceived solely as a physical product company. To diversify our offerings and further leverage our brand recognition, we plan to explore integrating technology solutions into our business. The introduction of new technology naturally presents a risk, as customer reception is uncertain. Technology initiatives are often high-risk, high-reward — success depends on the ability to attract users and create strong customer stickiness. In our case, the technology we plan to develop will be adjacent and complementary to our core business: tools designed to help our B2B partners sell our physical goods more efficiently. The primary risk lies in the development and adoption of these tools. There is no guarantee that the tools will be immediately successful or that they will be adopted as intended. However, to mitigate this risk, we are focusing on building tools that directly support and accelerate our existing sales processes, rather than creating entirely new or unrelated technology ventures.We believe that once these tools are tested and refined, they will enhance our operational efficiency, increase sales velocity, and provide a competitive advantage as we scale.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either

(i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SLABSWORK LLC

California Limited Liability Company
Organized March 2021
2 employees
623 Doubleday Ave
ONTARIO CA 91761 https://slabmags.com

Business Description

Refer to the Slabmags profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Slabmags is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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